SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For September 1, 2005 to September 30, 2005

NICE-SYSTEMS LTD.

(Translation of Registrant's Name into English)

8 Hapnina Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X       Form 40-F  ___

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Yes  ____  No    X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ____  No    X

Indicate by check mark whether by fur-nishing the information contained in this Form 6-K, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____  No    X

If "Yes" is marked, indicate below the file number as-signed to the Registrant in connection with Rule 12g3-2(b):  82- _N/A__

Page 1 of 7 Pages

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THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO NICE-SYSTEMS LTD.`S ("NICE") REGISTRATION STATEMENTS ON FORM F-3 (REGISTRATION STATEMENT NOS. 333-12350 AND 333-12996) AND NICE`S REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION STATEMENT NOS. 333-6784, 333-8146, 333-9350, 333-11842, 333-7414, 333-9352, 333-11154 , 333-13686, 333-111112 ,333-111113 AND 333-109766), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

Press Release: NICE Awarded $2.5 Million Dollar Deal to Supply Digital Video/Audio Capture Solutions with Content Analytics to Isleta Casino and Resort

Press Release: NICE Named Industry Leader by Independent Analyst Firm Frost & Sullivan

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:  /s/  Ran Oz

Name:  Ran Oz

Title: Corporate Vice President

And Chief Financial Officer

Dated: October 10,  2005

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NICE Awarded $2.5 Million Dollar Deal to Supply Digital Video/Audio Capture Solutions with Content Analytics to Isleta Casino and Resort

Isleta will deploy in a mass implementation for enhanced security and operational efficiency

Ra`anana, Israel, September 15, 2005 - NICE Systems (NASDAQ: NICE), a global provider of advanced solutions that enable organizations to extract Insight from Interactions(TM) today announced its selection by Integrated Controls, one of the nation`s leading gaming systems integrators, to provide its smart digital video and audio capture and content analytics solutions for the Isleta Casino and Resort in Albuquerque, New Mexico.  The solution will be deployed in a mass implementation spanning Isleta`s 300,000 square ft. facility, over 1600 slot machines and 30 gaming tables, and is expected to be fully deployed by the end of 2005.

The NICE solution combines superior video quality and the faster frame rate specifically required by gaming surveillance, with advanced video networking and industrial-grade content analytics in one system.  The solution will enable Isleta`s security personnel to actively detect and act upon security infractions with easy event-driven access for review and investigation.  Proactive security management will be fully integrated with the casino`s point of sale platform.

"The NICE solution with video analytics will enable us with instant access to view incidents that would take hours and days with an analog system.  This places us ahead of the technology curve in securing our facility and ensuring operational efficiency" said Randy Boynton, Director of Surveillance at Isleta

"We are very pleased that Isleta chose NICE, adding to our ever growing roster of casinos and gaming facilities around the globe," said Ian Ehrenberg, vice president and general manager of NICE`s digital video security division in the US.

About NICE

NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions, based on advanced content analytics - of telephony, web, radio and video communications.  NICE's solutions improve business and operational performance, as well as security.  NICE has over 23,000 customers in 100 countries, including the world's top 10 banks and over 75% of the Fortune 100 companies.  More information is available at www.nice.com.

About Isleta Casino & Resort
Isleta Casino & Resort is owned and operated by the Pueblo of Isleta located in Albuquerque, New Mexico. The 100,000 square foot casino features over 1600 slots and thirty table games. Isleta Casino and Resort also features a 29 hole championship golf course and recreational facilities on Isleta Lakes.

About Integrated Controls

Integrated Controls USA, Inc. (IC) began 50 years ago offering security and control equipment to commercial enterprises in the Southwest United States.  IC grew as a result of offering impeccable service and state of the art equipment specializing in advanced control room applications.  Today IC has emerged as one of the top integrators in the USA offering comprehensive, adaptive and affordable solutions to a wide range of industries around the globe to include government, industrial and gaming entities.

Regional Media Contact

Sherry Satterwhite	NICE Systems Sherry.Satterwhite@nice.com	+1 201 964 2729

Corporate Media Contact

Galit Belkind

Investors

	NICE Systems galit.belkind@nice.com	+1 877 245 7448
Amit Scheinmann	NICE Systems ir@nice.com	+1 877 245 7449

Trademark Note:  3600 View, Agent@home, Big Picture Technology®, Executive Connect®, Executive Insight*, Experience Your Customer®, Investigator, Last Message Replay, Lasting Loyalty, Listen Learn Lead®, MEGACORDER, Mirra®, My Universe, NICE®, NiceAdvantage®, NICE Analyzer, NiceCall®, NiceCLS, NiceCMS, NICE Feedback, NiceFix, NiceGuard, NICE Learning, NICE Link, NiceLog®, NICE Perform, ScreenSense, NiceScreen, NiceSoft, NICE Storage Center, NiceTrack, NiceUniverse®, NiceUniverse LIVE, NiceVision®, NiceVision ALTO, NiceVision Harmony®, NiceVision Mobile®, NiceVision Pro®, NiceVision Virtual®, NiceWatch, Renaissance®, Scenario Replay, Secure Your Vision, Tienna®, TrunkNet®, Universe®, Wordnet® and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

*In Australia only

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

NICE Named Industry Leader by Independent Analyst Firm Frost & Sullivan

NICE named number one in influential World Agent Performance Optimization Market Report

Ra`anana, Israel, September 21, 2005 - NICE Systems (NASDAQ: NICE), the global provider of advanced solutions that enable organizations to extract Insight from Interactions(TM) today announced that in the recent 2005 study by Frost & Sullivan entitled World Agent Performance Optimization Market, NICE ranked first in the global quality monitoring market. In addition, NICE was recognized for excellence in all areas of market leadership, including the success of the vision for business performance management that is based on the company`s Insight from Interactions strategy, enabled by the capabilities of NICE Perform(TM); as well as successfully transitioning to a solution focused company.

NICE has been singled out as the global quality monitoring industry leader with 33.7% of the worldwide market (products and services).  NICE also leads the combined software and hardware market worldwide with 38.4% market share- nearly as much as its two closest competitors combined.

The Frost & Sullivan report shows that NICE also retained its number one position in each major geographical region as well, with 31% of (software and hardware) in North America and 50% in EMEA.

The report discusses NICE Perform`s capabilities in helping "tap the intelligence and gain insight from customer interactions, to enhance business performance throughout the enterprise."  Among the capabilities highlighted are word spotting, emotion detection and Talk Analysis.

"NICE also offers an integrated and feature rich coaching module to its customers. The functionality contained in this module enables supervisors to create and send coaching packages to agents," says Seema Lall, industry analyst, Frost & Sullivan.  "NICE provides a very comprehensive analytics solution encompassing a broad range of features and capabilities within a single, easy to use interface.  Frost & Sullivan lauds NICE System's attempt to help enterprises tap on the hidden 'goldmine' within customer interactions."

The ranking follows on another recent Frost & Sullivan survey of the industry in APAC in which NICE earned the Frost & Sullivan 2005 Market Leadership Award in the Asia Pacific call monitoring systems market.  Audrey William, Industry Manager, ICT Practice, Frost & Sullivan Asia Pacific, said, "NICE has emerged as a powerhouse, gaining substantial mindshare and market share in the Asia Pacific call monitoring space in 2004. Its success can be attributed to its excellent strategic alliances, as well as a solid network of channel partners. In addition, NICE's ability to innovate its offerings has given it an edge in the contact center industry."

Manoj Menon, Partner at Frost & Sullivan added, "Frost & Sullivan believes that NICE will continue to be a dominant player in the call monitoring market in years to come. The company has focused exceptionally well in key verticals such as the financial services, telecommunications and outsourcing segments."-

"We are happy to see further recognition of our market leadership and validation of our strategy for providing contact centers and the enterprise with the powerful capabilities of extracting Insight from Interactions," said Zvi Baum, NICE President of Enterprise Interactions Solutions.  "We are pleased that Frost & Sullivan  shares our view that a fully integrated end-to-end solution that performs multi-dimensional interaction analytics  is the key to improving performance at the agent, contact center and enterprise levels."

About NICE

NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions(TM), based on advanced content analytics - of telephony, web, radio and video communications.  NICE's solutions improve business and operational performance, as well as security.  NICE has over 23,000 customers in 100 countries, including the world's top 10 banks and over 75% of the Fortune 100 companies.  More information is available at www.nice.com.

Media

Galit Belkind	NICE Systems galit.belkind@nice.com	+1 877 245 7448

Investors

Amit Scheinmann	NICE Systems ir@nice.com	+1 877 245 7449

Trademark Note:  3600 View, Agent@home, Big Picture Technology®, Executive Connect®, Executive Insight*, Experience Your Customer®, Investigator, Last Message Replay, Lasting Loyalty, Listen Learn Lead®, MEGACORDER, Mirra®, My Universe, NICE®, NiceAdvantage®, NICE Analyzer, NiceCall®, NiceCLS, NiceCMS, NICE Feedback, NiceFix, NiceGuard, NICE Learning, NICE Link, NiceLog®, NICE Perform, ScreenSense, NiceScreen, NiceSoft, NICE Storage Center, NiceTrack, NiceUniverse®, NiceUniverse LIVE, NiceVision®, NiceVision ALTO, NiceVision Harmony®, NiceVision Mobile®, NiceVision Pro®, NiceVision Virtual®, NiceWatch, Renaissance®, Scenario Replay, Secure Your Vision, Tienna®, TrunkNet®, Universe®, Wordnet® and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

*In Australia only

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

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